EXHIBIT 21.1

LIST OF SUBSIDIARIES AND VARIABLE INTEREST ENTITIES

Jurisdiction of
Name of Subsidiary	Incorporation or Organization	Percentage of Ownership
Porter Group Limited	Republic of Seychelles	100%
Porter Perspective Business Group Limited	Hong Kong	100%
Shenzhen Qianhai Porter Industrial Co. Ltd.	PRC	100%
Shenzhen Porter Enterprise Management Co. Ltd.	PRC	Variable interest entity
Shenzhen Porter Shops Lot Technology Co., Ltd.	PRC	85% by Shenzhen Porter Enterprise Management Co. Ltd.
Shenzhen Porter Warehouse E-Commerce Co. Ltd.	PRC	100% by Shenzhen Porter Enterprise Management Co. Ltd.
Shenzhen Porter Commercial Perspective Network Co., Ltd.	PRC	100% by Shenzhen Porter Enterprise Management Co. Ltd.
Shenzhen Xinsanmao Wine Co., Ltd.	PRC	51% by Shenzhen Porter Warehouse E-Commerce Co. Ltd.
Guizhou Yueqian Smart Zone Management Co., Ltd.	PRC	52% by Shenzhen Porter Shops Lot Technology Co., Ltd.